Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (Expressed in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

C21 Investments Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of C21 Investments Inc. (the "Company"), as of March 31, 2026 and 2025, and the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity, and cash flows for the years ended March 31, 2026 and 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for the years ended March 31, 2026 and 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2024.

/s/ DAVIDSON & COMPANY LLP

Chartered Professional Accountants	Vancouver, Canada

June 10, 2026

DAVIDSON & COMPANY LLP	1200-609 Granville Street	604 687 0947
	PO BOX 10372, Pacific Centre	davidson-co.com
Vancouver, BC V7Y 1G6

C21 INVESTMENTS INC. Consolidated Balance Sheets (Expressed in U.S. dollars)

	March 31, 2026	March 31, 2025
	$	$
ASSETS
Current assets
Cash	2,234,306	2,625,461
Receivables	61,395	176,695
Inventory	4,590,546	4,051,425
Prepaid expenses and deposits	587,153	645,809
Note receivable - current portion	833,954	-
Assets classified as held for sale	-	4,725
	8,307,354	7,504,115
Non-current assets
Property and equipment	2,299,350	2,665,600
Right-of-use assets	8,751,764	9,393,282
Intangible assets	6,406,481	8,092,663
Goodwill	28,541,323	28,541,323
Note receivable	-	802,766
Deferred tax asset	112,679	-
Total assets	54,418,951	56,999,749

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,861,171	2,148,153
Convertible promissory notes	-	1,156,259
Convertible debentures - current portion	732,638	977,817
Settlement liability - current portion	1,200,000	-
Income taxes payable	1,654,854	2,833,991
Deferred revenue	303,850	309,892
Lease liabilities - current portion	634,817	530,931
	6,387,330	7,957,043
Non-current liabilities
Convertible debentures	-	710,367
Settlement liability	100,000	-
Lease liabilities	9,136,307	9,771,124
Uncertain tax position	13,362,009	9,822,797
Derivative liability	-	27,824
Deferred tax liability	-	34,817
Total liabilities	28,985,646	28,323,972

SHAREHOLDERS' EQUITY
Common stock, no par value; unlimited shares authorized; 117,836,067 and 117,996,814 shares issued and outstanding as of March 31, 2026 and March 31, 2025, respectively	107,244,066	107,006,777
Subordinate shares, no par value; unlimited shares authorized; 100,000,000 and nil shares issued and outstanding as of March 31, 2026 and March 31, 2025, respectively	72	-
Commitment to issue shares	439,443	628,141
Accumulated other comprehensive loss	(2,185,615)	(2,138,198)
Deficit	(80,064,661)	(76,820,943)
Total shareholders' equity	25,433,305	28,675,777
Total liabilities and shareholders' equity	54,418,951	56,999,749

Commitments (Note 17)

Subsequent events (Note 23)

Approved and authorized for issue on behalf of the Board of Directors:
/s/ "Bruce Macdonald"	Director	/s/ "Michael Kidd"	Director

The accompanying notes are an integral part of these consolidated financial statements.
3

C21 INVESTMENTS INC. Consolidated Statements of Loss and Comprehensive Loss (Expressed in U.S. dollars, except number of shares)

	Year ended March 31,
	2026	2025
	$	$

Revenue	32,614,513	30,117,880
Cost of sales	19,009,393	17,558,940
Gross profit	13,605,120	12,558,940

Selling, general and administrative expenses	11,326,833	11,277,284

Income from operations	2,278,287	1,281,656

Accretion expense	(372,018)	(509,871)
Gain on change in fair value of derivative liabilities	29,160	52,257
Interest expense	(187,241)	(293,675)
Loss on settlement of legal proceedings	(442,543)	-
Gain (loss) on disposal of assets	7,446	(155,692)
Other income	65,699	20,246
Net income from continuing operations before income tax expense	1,378,790	394,921
Income tax expense	(4,614,428)	(4,151,650)
Net loss from continuing operations after income tax expense	(3,235,638)	(3,756,729)

Net loss from discontinued operations after income tax expense	(8,080)	(212,813)

Net loss	(3,243,718)	(3,969,542)

Other comprehensive income (loss):
Cumulative translation adjustment	(47,417)	133,050
Comprehensive loss	(3,291,135)	(3,836,492)

Basic and diluted loss per share from continuing operations	(0.03)	(0.03)
Basic and diluted loss per share from discontinued operations	(0.00)	(0.00)
Basic and diluted loss per share	(0.03)	(0.03)
Weighted average number of common shares outstanding - basic	117,910,795	119,794,951
Weighted average number of common shares outstanding - diluted	118,466,588	120,588,044

The accompanying notes are an integral part of these consolidated financial statements.
4

C21 INVESTMENTS INC. Consolidated Statements of Changes in Shareholders’ Equity (Expressed in U.S. dollars, except number of shares)

	Number of common shares	Common stock and reserves	Number of subordinate shares	Subordinate share capital	Commitment to issue shares	Accumulated other comprehensive loss	Deficit	Total shareholders' equity
	#	$	#	$	$	$	$	$
Balance, March 31, 2024	120,047,814	105,467,920	-	-	628,141	(2,271,248)	(72,851,401)	30,973,412
Warrants issued in private placement	-	966,028	-	-	-	-	-	966,028
Share-based compensation	-	849,559	-	-	-	-	-	849,559
Repurchase and cancellation of shares	(2,051,000)	(276,730)	-	-	-	-	-	(276,730)
Net loss and comprehensive income	-	-	-	-	-	133,050	(3,969,542)	(3,836,492)
Balance, March 31, 2025	117,996,814	107,006,777	-	-	628,141	(2,138,198)	(76,820,943)	28,675,777
Share-based compensation	-	236,779	-	-	-	-	-	236,779
Repurchase and cancellation of shares	(479,500)	(103,034)	-	-	-	-	-	(103,034)
Exercise of debentures	318,753	103,544	-	-	-	-	-	103,544
Issuance of subordinate shares	-	-	100,000,000	72	-	-	-	72
EFF Settlement	-	-	-	-	(188,698)	-	-	(188,698)
Net loss and comprehensive loss	-	-	-	-	-	(47,417)	(3,243,718)	(3,291,135)
Balance, March 31, 2026	117,836,067	107,244,066	100,000,000	72	439,443	(2,185,615)	(80,064,661)	25,433,305

The accompanying notes are an integral part of these consolidated financial statements.
5

C21 INVESTMENTS INC. Consolidated Statements of Cash Flows (Expressed in U.S. dollars)

	Year ended March 31,
	2026	2025
	$	$
OPERATING ACTIVITIES
Net loss from continuing operations after income tax expense	(3,235,638)	(3,756,729)
Adjustments to reconcile net loss to cash provided by operating activities:
Accretion expense	372,018	509,871
Amortization of right-of-use assets	655,818	574,686
Deferred income tax recovery	(147,496)	156,660
Depreciation and amortization	1,780,182	1,706,012
Gain on change in fair value of derivative liabilities	(29,160)	(52,257)
Interest expense	187,241	293,675
Interest and accretion income included in other income	(65,188)	-
Loss on extinguishment of EFF liability	442,543	-
(Gain) loss on disposal of assets	(7,446)	155,692
Share-based compensation	236,779	849,559
Changes in operating assets and liabilities:
Receivables	115,300	77,696
Inventory	(49,587)	(698,690)
Prepaid expenses and deposits	63,381	(53,196)
Accounts payable and accrued liabilities	335,590	(419,139)
Settlement liability	(1,100,000)	-
Income taxes payable	(1,179,137)	(7,396,432)
Uncertain tax position	3,539,212	9,822,797
Deferred revenue	(6,042)	22,332
Lease liabilities	(545,231)	(426,884)
Cash provided by operating activities of continuing operations	1,363,139	1,365,653
Cash used in operating activities of discontinued operations	(8,080)	(176,487)

INVESTING ACTIVITIES
Purchases of property and equipment	(244,838)	(406,733)
Purchases of intangible assets	-	(3,413,647)
Proceeds from disposal of assets	25,000	367,229
Cash used in investing activities of continuing operations	(219,838)	(3,453,151)
Cash provided by investing activities of discontinued operations	-	331,936

FINANCING ACTIVITIES
Proceeds from issuance of debenture units	-	2,920,562
Interest payments received on note receivable	34,000	-
Principal repayments on convertible debentures	(1,286,179)	(677,732)
Interest paid in cash	(187,241)	(293,675)
Repurchase and cancellation of shares	(103,034)	(276,730)
Cash (used in) provided by financing activities of continuing operations	(1,542,454)	1,672,425
Cash used in financing activities of discontinued operations	-	(405,253)

Effect of foreign exchange on cash	16,078	29,770
Change in cash during the year	(391,155)	(635,107)
Cash, beginning of year	2,625,461	3,260,568
Cash, end of year	2,234,306	2,625,461

Supplemental disclosure of cash flow information:
Income tax paid in cash	2,500,000	1,500,000
Interest payments received on note receivable	34,000	-
Interest paid in cash	(187,241)	293,675
Addition in right-of-use assets and lease liabilities	-	1,221,143

The accompanying notes are an integral part of these consolidated financial statements.
6

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (Expressed in U.S. dollars, except as noted)

1. NATURE OF OPERATIONS

C21 Investments Inc. (the "Company" or "C21") was incorporated on January 15, 1987, under the Company Act of British Columbia. The Company is a publicly traded company with its registered office at 170-601 West Cordova Street, Vancouver, BC, V6B 1G1. The Company is listed on the Canadian Securities Exchange under the symbol CXXI and on the OTCQB® Venture Market under the symbol CXXIF.

The Company is a cannabis operator in Nevada, USA and is engaged in the cultivation of and manufacturing of cannabis flower products, vape products and extract products for wholesale and retail sales. The Company initially had operations in the state of Oregon. During the year ended January 31, 2022, the Company made a strategic decision to cease operations in Oregon. The results of the Company's Oregon operations are presented as discontinued operations.

As at March 31, 2026, the Company had a working capital surplus of $1,920,024 (March 31, 2025 - working capital deficiency of $452,928) and an accumulated deficit of $80,064,661 (March 31, 2025 - $76,820,943). During the year ended March 31, 2026, the Company generated $1,363,139 in cash from operating activities, compared to $1,365,653 during the year ended March 31, 2025.

At the federal level, cannabis, other than certain medical cannabis products, currently remains a Schedule I controlled substance under the Controlled Substances Act of 1970. Under U.S. federal law, a Schedule I drug or substance is characterized by a high potential for abuse, no currently accepted medical use in the United States, and a lack of accepted safety for use under medical supervision. As such, even in those states in which cannabis has been legalized under state law, the manufacture, importation, possession, use or distribution of cannabis remains illegal under U.S. federal law. This has created a dichotomy between state and federal law, whereby many states have elected to regulate and remove state-level penalties regarding a substance that remains illegal at the federal level.

On April 23, 2026, the U.S. Department of Justice announced that it had moved FDA-approved marijuana products and marijuana products produced and dispensed pursuant to qualifying state medical marijuana licenses to Schedule III of the Controlled Substances Act. The DOJ also announced that the Drug Enforcement Administration ("DEA") would withdraw its prior notice of hearing and terminate those proceedings, with new administrative hearings scheduled to begin on June 29, 2026.

On April 28, 2026, the DEA published a rule in the Federal Register formalizing the rescheduling of FDA-approved marijuana products and marijuana products produced pursuant to state medical marijuana programs from Schedule I to Schedule III (the "Rescheduling Rule"). The Rescheduling Rule also established an expedited process for state-licensed medical marijuana operators to register with the DEA, which would permit such entities, subject to registration, to manufacture, distribute, and dispense marijuana for medical purposes under federal law. The Rescheduling Rule did not address or amend the status of adult-use cannabis, which remains classified as a Schedule I substance and is expected to be considered as part of the new administrative hearings beginning June 29, 2026. The Company is currently assessing the potential impact of these developments on its operations and financial reporting; however, the effects, if any, have not yet been determined.

There remains uncertainty regarding the U.S. federal government's overall position on cannabis, particularly with respect to adult-use cannabis and the implementation of the Rescheduling Rule. Any changes in federal enforcement priorities or interpretation could impact the Company's operations and its ability to continue as a going concern.

2. BASIS OF PREPARATION

a) Basis of presentation

These consolidated financial statements for the years ended March 31, 2026 and 2025 ("consolidated financial statements") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These consolidated financial statements have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments classified as fair value through profit or loss.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

Failure to arrange adequate financing on acceptable terms and/or achieve profitability may have an adverse effect on the financial position, results of operations, cash flows and prospects of the Company. These consolidated financial statements do not give effect to adjustments to assets or liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (Expressed in U.S. dollars, except as noted)

2. BASIS OF PREPARATION (continued)

b) Functional and reporting currency

The functional currency of the Company is Canadian dollars ("C$"), and the functional currency of the Company's subsidiaries is U.S. dollars ("US$"). C21 has determined that the US$ is the most relevant and appropriate reporting currency as the Company's operations are conducted in US$ and its financial results are prepared and reviewed internally by management in US$. The consolidated financial statements are presented in US$ unless otherwise noted.

c) Basis of consolidation

The consolidated financial statements incorporate the accounts of the Company and all the entities in which the Company has a controlling voting interest and is deemed to be the primary beneficiary. All consolidated entities were under common control during the entirety of the periods for which their respective results of operations were included in the consolidated statements from the date of acquisition. All intercompany balances and transactions are eliminated upon consolidation.

A summary of the Company's subsidiaries included in these consolidated financial statements as at March 31, 2026 is as follows:

Name of subsidiary (1)	Principal activity
320204 US Holdings Corp.	Holding Company
320204 Oregon Holdings Corp.	Holding Company
320204 Nevada Holdings Corp.	Holding Company
320204 Re Holdings, LLC	Holding Company
Eco Firma Farms LLC ("EFF") (2)	Cannabis producer
Silver State Cultivation LLC	Cannabis producer
Silver State Relief LLC	Cannabis retailer
Phantom Brands, LLC (2)	Holding Company
Phantom Distribution, LLC (2)	Cannabis distributor
Workforce Concepts 21, Inc.	Payroll and benefits services

(1) All subsidiaries of the Company were incorporated in the USA, are wholly owned and have US$ as their functional currency.

(2) Operations have been discontinued and results are included in discontinued operations.

3. ACCOUNTING POLICIES

a) Significant accounting judgement, estimates and assumptions

The preparation of the Company's consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from those estimates and judgments.

Areas requiring a significant degree of judgement and estimation relate to the assessment of the transactions as business combinations or asset acquisitions, the determination of recoverability of goodwill, recoverability of intangible assets, fair value less costs to sell of assets classified as held for sale, estimates used in valuation and costing of inventory, impairment of long-lived assets and inventory, fair value measurements, useful lives, depreciation and amortization of property, equipment and intangible assets, the recoverability and measurement of deferred tax assets and liabilities, share-based compensation, and fair value of derivative liability.

b) Recently issued accounting pronouncements

In November 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). The Company adopted ASU 2023-07 as of April 1, 2024. This update enhances the disclosure requirements for reportable segments, including significant segment expenses and interim period disclosures. The Company has disclosed the title and position of our Chief Operating Decision Maker (CODM) to provide clarity on who is responsible for making operating decisions. These disclosures aim to enhance transparency and provide more decision-useful information to investors and other stakeholders.

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

In December 2023, the Financial Accounting Standards Board issued Accounting Standards Update 2023-09 ("ASU 2023-09"), Income Taxes (Topic 740): Improvements to Income Tax Disclosures, requiring entities to disclose more detailed information about income tax expense (benefit), significant components of income tax expense (benefit), separate disclosure of income tax expense (benefit) for domestic and foreign jurisdictions and by major jurisdictions. The Company adopted ASU 2023-09 on April 1, 2025 on a prospective basis. The adoption did not have a material impact on the Company's consolidated financial statements but resulted in enhanced income tax disclosures (Note 21).

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Recently issued accounting pronouncements not yet effective

In November 2024, the FASB issued Accounting Standards Update 2024-03 ("ASU 2024-03"), Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40): update required disclosure of specified information about certain costs and expenses. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026. The Company has not adopted this standard early. The Company is currently evaluating the impact of the adoption of this amendment.

In November 2024, the Financial Accounting Standards Board issued Accounting Standards Update 2024-04, Debt-Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. The amendments clarify when the settlement of convertible debt should be accounted for as an induced conversion versus a debt extinguishment and update related accounting and disclosure requirements. ASU 2024-04 is effective for annual reporting periods beginning after December 15, 2025, including interim periods within those fiscal years and is effective for the Company beginning April 1, 2026. The Company has evaluated the impact of adopting ASU 2024-04 based on its current convertible debt arrangements and recent conversion activity. During the year ended March 31, 2026, conversions of convertible debentures were completed in accordance with their original contractual terms and did not involve the provision of incremental consideration to induce conversion. As the Company has not entered into, and does not currently expect to enter into, arrangements to induce early conversion of its convertible debt, the adoption of ASU 2024-04 is not expected to have a material impact on its financial statements and disclosures.

c) Cash

Cash is held in financial institutions and at retail locations. The carrying value of cash approximates its fair value.

The failure of any bank in which C21 deposits funds may reduce the amount of cash available for operations or delay the ability to access such funds. C21 does not currently have a commercial relationship with a bank that has failed or has shown indications of experiencing operational distress, nor has C21 experienced delays or other issues in meeting its financial obligations. If banks and financial institutions where C21's cash is held enter receivership or become insolvent in response to financial conditions affecting the banking system and financial markets, its ability to access cash may be threatened and could have a material adverse effect on operations and financial condition of the Company.

As at March 31, 2026, the Company had FDIC coverage over $1,261,511 (March 31, 2025 - $1,877,092) of its cash balance.

d) Foreign currency translation

Foreign currency transactions are translated into U.S. dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate at the reporting date. All differences are recorded in the consolidated statements of loss and comprehensive loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Assets and liabilities of foreign operations are translated into U.S. dollars at year-end exchange rates and any revenue and expenses are translated at the average exchange rate for the year. The resulting exchange differences are recognized in other comprehensive income.

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

e) Inventory

Inventory consists of raw materials, consumables and packaging supplies used in the process to prepare inventory for sale; work in process consisting of pre-harvested cannabis plants, by-products to be extracted, oils and terpenes; and finished goods.

Inventory is valued at the lower of cost and net realizable value, with cost determined using the weighted average cost method. Net realizable value is calculated as the estimated selling price in the ordinary course of business, less any estimated costs to complete and sell the goods. Costs are capitalized to inventory, until substantially ready for sale. Costs include direct and indirect labor, raw materials, consumables, packaging supplies, utilities, facility costs, quality and testing costs, production related depreciation and other overhead costs. The Company records inventory reserves for obsolete and slow-moving inventory.

Inventory reserves are based on inventory obsolescence trends, and the historical and professional experience of management. The Company classifies cannabis inventory as a current asset, although, due to the duration of the cultivation, drying, and conversion process, certain inventory items may not be realized in cost of sales within one year.

f) Property and equipment

Property and equipment is measured at cost less accumulated depreciation and losses on impairment.

Depreciation is provided on the straight-line basis over the estimated useful lives of the assets as follows:

Furniture & fixtures	5 years
Computer equipment	3 years
Machinery & equipment	2-7 years
Leasehold improvements	shorter of the life of the improvement or the remaining life of the lease

g) Intangible assets

Intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date.

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. Amortization of intangible assets begins when the asset becomes available for use. Brands, licenses, and customer relationships are amortized over 10 years, which reflect the estimated useful lives of the intangible assets.

h) Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of subsidiaries over the fair value of the net intangible and tangible assets acquired. Following the initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is allocated to the reporting unit in which the business that created the goodwill resides. A reporting unit is an operating segment, or a business unit one level below that operating segment, for which discrete financial information is prepared and regularly reviewed by segment management. The Company's goodwill is part of the Nevada reporting unit.

Goodwill is tested annually for any impairment, or more frequently in the case that events or circumstances indicate that the carrying amount of a reporting unit may not be recoverable. The Company may elect to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If factors indicate this is the case, then a quantitative test is performed and impairment is recorded for any excess carrying value above the reporting unit's fair value, not to exceed the amount of goodwill.

For the years ended March 31, 2026 and 2025, the recoverable amount of goodwill allocated to the Nevada reporting unit exceeded the carrying amount and no impairment was noted.

i) Impairment of long-lived assets

Long-lived assets include property and equipment, right-of-use assets, and intangible assets with finite useful lives.

At the end of each fiscal year, the Company reviews the intangible assets estimated useful lives and amortization methods, with the effect of any changes in estimates accounted for on a prospective basis.

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

Long-lived assets are reviewed for indicators of impairment at each statement of balance sheet date or whenever events or changes in circumstances indicate that a potential impairment has occurred. The Company groups assets at the lowest level for which cash flows are separately identifiable, referred to as an asset group. When indicators of potential impairment are present the Company prepares a projected undiscounted cash flow analysis to determine the recoverable amount for the respective asset or asset group. An impairment loss is recognized whenever the carrying amount of the asset exceeds its recoverable amount and is recorded as in profit or loss equal to the amount by which the carrying amount exceeds the fair value.

j) Assets and liabilities held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use. Such assets, or disposal groups, are measured at the lower of their carrying amount and fair value less costs to sell. The comparative consolidated balance sheet is re-presented to classify assets as held for sale in the period that the respective assets are classified as held for sale.

k) Convertible instruments

The Company accounts for convertible debt as a single unit of account, unless the conversion feature requires bifurcation and recognition as a derivative. Additionally, the Company uses the if-converted method for all convertible instruments in the diluted earnings per share calculation and includes the effect of potential share settlement for instruments that may be settled in cash or shares.

l) Leases

Upon commencement of a contract containing a lease, the Company classifies leases other than short-term leases as either an operating lease or a finance lease according to the criteria prescribed by ASU 2016-02, Leases ("ASC 842"). The lease classification is reassessed only when: (a) the contract is modified and the modification is not accounted for as a separate contract, and (b) there is a change in the lease term or the assessment of whether the lessee is reasonably certain to exercise an option to purchase the underlying asset. The Company has elected not to recognize right-of-use assets and liabilities for short-term leases that have a term of 12 months or less.

For both finance leases and operating leases, right-of-use assets and lease liabilities are initially measured as the present value of future lease payments and initial direct costs discounted at the interest rate implicit in the lease, or if that rate is not readily determinable, the Company's incremental borrowing rate. Subsequent measurement of lease liabilities classified as finance leases is at amortized cost using the effective interest rate method. Subsequent measurement of right-of-use assets classified as finance leases is at carrying amount less accumulated amortization, where amortization is recorded straight-line over the lease term. Subsequent measurement of lease liabilities classified as operating leases is at the present value of the unpaid lease payments discounted at the discount rate for the lease established at the commencement date. Subsequent measurement of right-of-use assets classified as operating leases is carrying amount less accumulated amortization where amortization is calculated as the difference between straight-line lease cost for the period, including amortization of initial direct costs, and the periodic accretion of the lease liability.

m) Financial instruments

Financial instruments are contracts that give rise to a financial asset of one party and a financial liability or equity instrument of another party. Financial instruments are recorded initially at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Subsequent measurement depends on how the financial instrument has been classified and may be at fair value or amortized cost. For financial instruments subsequently measured at fair value, the Company determines the fair value of financial instruments using quoted market prices whenever available. When quoted market prices are not available, the Company uses standard pricing models including the Black-Scholes option pricing model.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - Inputs that are not based on observable market data.

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

There have been no transfers between fair value hierarchy levels during the years ended March 31, 2026 and 2025.

The Company's financial instruments that are classified as amortized cost and subsequently measured at amortized cost include cash, receivables, note receivable, accounts payable and accrued liabilities, convertible promissory notes, convertible debentures, and settlement liability. The carrying amounts of cash, receivables, and accounts payable and accrued liabilities approximate their fair values due to their short-term maturities. The Company's note receivable, convertible promissory notes, convertible debentures and settlement liability are measured at amortized cost using the effective interest method. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest risks arising from these financial instruments.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company has the following financial instruments with potential exposure to credit risk:

	March 31, 2026	March 31, 2025
	$	$
Cash	2,234,306	2,625,461
Receivables	61,395	176,695
Note receivable	833,954	802,766
Total	3,129,655	3,604,922

The Company mitigates its exposure to credit loss associated with cash by placing its cash in major financial institutions. The counterparties to the trade receivables and note receivable have a strong credit profile, and as such, the Company has assessed the associated credit risk as low.

As at March 31, 2026, the Company's earn out shares constitute a derivative financial liability classified as and measured at fair value through profit or loss. The fair value of earn out shares at March 31, 2026 was $nil (March 31, 2025 - $27,824) (Note 22).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. As at March 31, 2026, the Company had a working capital surplus of $1,920,024 (March 31, 2025 - working capital deficiency of $452,928). As at March 31, 2026, the Company had an income tax payable of $1,654,854 and an uncertain tax position of $13,362,009. These items include an estimated income tax for the current year from its U.S. subsidiaries of $4,614,428. To manage liquidity risk, the Company endeavours to ensure it has sufficient cash resources to meet its financial obligations. The Company has a thorough planning process to determine the funds required to sustain its operations. Currently, the Company primarily relies on cash generated from its cannabis operations to fulfil its financial commitments. The Company's ability to service its debt depends on sustaining the profitability of its operations and obtaining sufficient financing on acceptable terms.

Foreign currency risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is not exposed to significant foreign currency risk as its operations and cash flows are all denominated in US$. The Canadian parent has a functional currency of Canadian dollars but does not routinely engage in financing activities in alternate currencies and during the years ended March 31, 2026 and 2025 had no exposure to foreign currency risk.

n) Share-based compensation

The Company measures equity settled share-based payments based on their fair value at their grant date and recognizes share-based compensation expense over the vesting period based on the Company's estimate of equity instruments that will eventually vest. Consideration paid to the Company on the exercise of stock options is recorded as common stock.

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

o) Income taxes

The Company uses the asset and liability method to account for income taxes. Deferred income tax assets and liabilities are determined based on enacted tax rates and laws for the years in which the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recognizes uncertain income tax positions at the largest amount that is more-likely-than-not to be sustained upon examination by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Recognition or measurement is reflected in the period in which the likelihood changes. Any interest and penalties related to unrecognized tax liabilities are presented within income tax expense in the consolidated statements of loss and comprehensive loss.

p) Loss per share

The Company presents basic and diluted loss per share data for its common shares. Basic loss per share is calculated using the weighted average number of shares outstanding during the respective years. Diluted loss per share is computed by dividing net loss by the weighted average shares outstanding adjusted for additional shares from the assumed exercise of stock options, restricted share units, or warrants, if dilutive.

The number of additional shares is calculated by assuming the outstanding dilutive convertible instruments, options, and warrants are exercised and that the assumed proceeds are used to acquire common shares at the average market price during the year. Diluted loss per share figures for the years presented are equal to those of basic loss per share for the years since the effects of convertible instruments, stock options and warrants are anti-dilutive.

q) Revenue recognition

Revenue is recognized by the Company in accordance with ASC 606 - Revenue From Contracts With Customers ("ASC 606"). Through application of the standard, the Company recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

In order to recognize revenue under ASC 606, the Company applies the following five steps:

1. Identify a customer along with a corresponding contract

2. Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer

3. Determine the transaction price that the Company expects to be entitled to in exchange for transferring promised goods or services to a customer

4. Allocate the transaction price to the performance obligation(s) in the contract

5. Recognize revenue when or as the Company satisfies the performance obligation(s) in the contract

The Company's contracts with customers for the sale of dried cannabis and other products derived from cannabis consist of one performance obligation, being the transfer of control of the goods to the customer at the point of sale. The Company transfers control and satisfies its performance obligation when collection has taken place, compliant documentation has been signed, and the product was accepted by the buyer. The Company does not have performance obligations subsequent to delivery on the sale of goods to customers and revenues from sale of goods are recognized at a "point in time", which is upon passing of control to the customer.

Provisions for expected credit losses on accounts receivable are based on the Company's assessment of the collectability of specific customer balances, which is based upon a review of the customer's creditworthiness and past collection history. For trade receivables deemed to be uncollectible, and arose from the sale of goods, the Company will write off the specific balance against the allowance for doubtful accounts when it is known that a provided amount will not be collected.

The Company disaggregates its revenues based on sales to its retail customers where cash is received immediately versus wholesale customers to whom the Company extends credit terms. For the year ended March 31, 2026, revenue from retail sales from continuing operations totaled $31,316,121 (March 31, 2025 - $28,671,773) and revenue from wholesale from continuing operations totaled $1,298,392 (March 31, 2025 - $1,446,107).

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

r) Loyalty program

The Company offers a loyalty reward program to its dispensary customers that allows customers to earn reward credits that can be applied to future purchases. Loyalty reward credits issued as part of a sales transaction result in revenue being deferred until the loyalty reward is redeemed by the customer. The loyalty rewards are shown as reductions to the 'Revenue' line within the accompanying consolidated statements of loss and comprehensive loss and included as deferred revenue on the consolidated balance sheets. A portion of the revenue generated in a sale must be allocated to the loyalty points earned. The amount allocated to the points earned is deferred until the loyalty points are redeemed or expire. The loyalty program expiration policy is six months. As at March 31, 2026 and 2025, the loyalty liability totaled $303,850 and $309,892, respectively, and is included in deferred revenue on the consolidated balance sheets.

4. ACQUISITION

On June 7, 2024, the Company completed the acquisition of a 6,500 square-foot, purpose-built, operational retail cannabis dispensary located in South Reno, Nevada. The dispensary acquisition was completed pursuant to the terms of an asset purchase agreement with Deep Roots Harvest, Inc. The acquisition involved the purchase of certain assets including applicable licenses. The purchase price in connection with the dispensary acquisition was $3,500,000 paid in cash to Deep Roots Harvest, Inc. on June 7, 2024. On June 26, 2024, the South Reno dispensary opened for business under the Silver State branding.

The acquisition of the new dispensary is accounted for as an asset acquisition due to the absence of identifiable processes and the inability of the acquired assets alone to operate as a business. The allocation of the purchase price to the acquired assets is as follows:

$
Total consideration transferred	3,500,000

Assets acquired:
Property and equipment	86,353
Licenses	3,413,647
3,500,000

Acquired property and equipment consisted of fixtures and leasehold improvements and have an assessed useful life of 5 years. Licenses consist of two licenses which permit the Company to sell retail cannabis products in the State of Nevada and City of Reno, respectively. The licenses each have a useful life of 10 years.

5. DISCONTINUED OPERATIONS

Oregon reporting unit

As a result of non-profitable operations in the Oregon reporting unit, the Company began to wind down operations in Oregon beginning in the year ended January 31, 2021. By January 31, 2022, the Company made the decision to cease all growing, manufacturing, and processing activities in Bend, Oregon. As the Oregon reporting unit comprised the assets of multiple components in distinct geographic locations, management completed the sale on a piecemeal basis. By March 31, 2024, the Company's remaining assets and liabilities held for sale consisted of a building and associated mortgage. The mortgage carried a fixed interest rate of 4.5% and required monthly payments. On December 10, 2024, the Company paid out the remaining mortgage balance of $371,089. As such, net loss from discontinued operations for the year ended March 31, 2026 contains no activity related to the mortgage. For the year ended March 31, 2025, interest expense on the mortgage was $12,933 and repayments totaled $45,551 respectively.

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (Expressed in U.S. dollars, except as noted)

5. DISCONTINUED OPERATIONS (continued)

On March 28, 2025, the Company completed the sale of the building for total consideration of $1,255,485. The building had been classified as held for sale and included in discontinued operations since 2022, and, accordingly, no depreciation had been recorded since that time. At the date of sale, the carrying value of the building was $1,139,517. The sale consideration included cash receipt of $331,936 and a promissory note with a face value of $850,000, bearing interest at a fixed annual rate of 4%, maturing 18 months from the date of issuance (Note 8). The note was initially recognized at its present value of $802,766, based on a market discount rate of 8%. Consideration received by the Company was net of incurred transfer fees of $68,065 in connection with the sale. The transaction resulted in a gain on sale of $63,250, which was recognized within income from discontinued operations for the year ended March 31, 2025.

A summary of major classes of assets and liabilities of the discontinued Oregon operation that are classified as held for sale in the consolidated balance sheets is as follows:

	March 31, 2026	March 31, 2025
	$	$
Carrying amounts of the major classes of assets included in discontinued operations:
Prepaid expenses and deposits	-	4,725
Total assets classified as held for sale	-	4,725

A summary of the Company's net loss from discontinued operations is as follows:

	Year ended March 31,
	2026	2025
	$	$
Expenses
Selling, general and administrative expenses	10,229	331,754
Other expenses	-	(50,316)
Net loss from discontinued operations before income tax expense	(10,229)	(281,438)
Income tax expense	2,149	68,625
Net loss from discontinued operations after income tax expense	(8,080)	(212,813)

A summary of the Company's cash flows from discontinued operations is as follows:

	Year ended March 31,
	2026	2025
	$	$
Net cash used in operating activities of discontinued operations	(8,080)	(176,487)
Net cash provided by investing activities of discontinued operations	-	331,936
Net cash used in financing activities of discontinued operations	-	(405,253)

6. RECEIVABLES

A summary of the Company's receivables is as follows:

	March 31, 2026	March 31, 2025
	$	$
Taxes receivable	4,311	51,868
Trade receivables	57,084	124,827
	61,395	176,695

There was no provision for expected credit losses on trade receivables as at March 31, 2026 and March 31, 2025.

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (Expressed in U.S. dollars, except as noted)

7. INVENTORY

A summary of the Company's inventory is as follows:

	March 31, 2026	March 31, 2025
	$	$
Finished goods	2,321,417	2,227,294
Work in process	1,864,438	1,558,428
Raw materials	404,691	265,703
	4,590,546	4,051,425

8. NOTE RECEIVABLE

The Company has a note receivable that was issued in connection with the sale of a building on March 28, 2025. The note receivable has a principal balance of $850,000 and bears interest at a fixed rate of 4% per annum payable by the holder monthly. The principal is due at maturity on September 30, 2026. On initial recognition, the note receivable was recorded at fair value of $802,766, reflecting a market interest rate of 8% per annum.

The Company evaluates the collectability of the note receivable based on the borrower's financial condition and compliance with the note terms. As at March 31, 2026, there are no indicators that the borrower's financial condition raises doubt regarding the collectability of the note receivable and the borrower is in compliance with the note terms.

A summary of the Company's note receivable is as follows:

$
Balance, March 31, 2025	802,766
Interest income	34,000
Accretion income	31,188
Interest payments received	(34,000)
Balance, March 31, 2026	833,954

During the year ended March 31, 2026, the Company earned interest income of $34,000 (2025 - $nil), accretion income of $31,188 (2025 - $nil) and received interest payments of $34,000 (2025 - $nil).

9. PROPERTY AND EQUIPMENT AND RIGHT-OF-USE ASSETS

a) Property and equipment

A summary of the Company's property and equipment is as follows:

	March 31, 2026	March 31, 2025
	$	$
Leasehold improvements	2,227,928	2,194,128
Furniture and fixtures	369,206	367,024
Computer equipment	6,659	6,659
Machinery and equipment	2,507,897	2,309,689
	5,111,690	4,877,500
Less: Accumulated depreciation	(2,812,340)	(2,211,900)
	2,299,350	2,665,600

In June 2024, as part of the acquisition of the new dispensary store (Note 4), the Company acquired furniture and fixtures as well as leasehold improvements with a fair value of $86,353 and estimated useful life of 5 years.

Total depreciation of property and equipment for the years ended March 31, 2026 was $611,088 (2025 - $585,120). During the years ended March 31, 2026, $480,443 (2025 - $477,591) of total depreciation was allocated to inventory.

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (Expressed in U.S. dollars, except as noted)

9. PROPERTY AND EQUIPMENT AND RIGHT-OF-USE ASSETS (continued)

During the year ended March 31, 2026, the Company did not record any gain or loss on the disposal of property and equipment. For the year ended March 31, 2025, the Company recognized a loss on disposal of property and equipment of $155,692.

b) Right-of-use assets

The Company's right-of-use assets result from its operating leases and consist of land and buildings used in the cultivation, processing, and warehousing of its products. During the year ended March 31, 2025, the Company recognized additional right-of-use assets of $1,221,143, related to the lease of the new dispensary store in South Reno, Nevada (Note 13).

10. INTANGIBLE ASSETS AND GOODWILL

a) Intangible assets

A summary of the Company's intangible assets subject to amortization is as follows:

	March 31, 2026	March 31, 2025
	$	$
Licenses	15,303,921	15,423,921
Brands	644,800	644,800
Customer relationships	1,540,447	1,540,447
	17,489,168	17,609,168
Less: Accumulated amortization	(11,082,687)	(9,516,505)
	6,406,481	8,092,663

During the year ended March 31, 2026, the Company disposed of a license with a cost of $120,000 and accumulated amortization of $92,446 for proceeds of $35,000, of which $10,000 was received as a deposit during the year ended March 31, 2025. Accordingly, gain on disposal of assets for the year ended March 31, 2026, included $7,446. No intangible assets were disposed of during the year ended March 31, 2025.

During the year ended March 31, 2026, the Company recognized amortization expense on intangible assets of $1,658,628 (2025 - $1,607,574). Of the total amortization expense, $9,091 (2025 - $9,091) was allocated to inventory.

b) Goodwill

As at March 31, 2026, the Company had goodwill of $28,541,323 (March 31, 2025 - $28,541,323), which was allocated to the Nevada reporting unit. There was no impairment on goodwill identified during the year ended March 31, 2026.

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

A summary of the Company's accounts payable and accrued liabilities is as follows:

	March 31, 2026	March 31, 2025
	$	$
Accounts payable	1,348,230	1,049,610
Accrued liabilities	512,941	486,043
EFF settlement accrual (Note 20)	-	612,500
	1,861,171	2,148,153

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (Expressed in U.S. dollars, except as noted)

12. CONVERTIBLE DEBENTURES

On May 6, 2024, the Company closed a non-brokered private placement, issuing 4,000 debenture units for aggregate proceeds of $2,920,562 (C$4,000,000). Each unit contains one convertible debenture and 1,000 common share purchase warrants. Each convertible debenture has a principal of C$1,000, maturing 30 months from the issue date, with interest accruing at 12% per annum, payable quarterly in cash. The principal and accrued interest may be converted into common shares at a price of C$0.45 per share at the holder's option any time before maturity.

The proceeds from the private placement were allocated to convertible debentures and warrants using the relative fair value method. Accordingly, $1,954,534 was allocated to convertible debentures and $966,028 to warrants. The Company accounts for the convertible debenture as a financial liability in its entirety, as the conversion feature does not require bifurcation and recognition as derivative liability.

A summary of the Company's convertible debentures is as follows:

$
Balance, March 31, 2024	-
Additions from private placements, net of transaction costs	1,954,534
Accretion expense	509,871
Interest expense	293,675
Repayment	(971,407)
Effect of foreign exchange	(98,489)
Balance, March 31, 2025	1,688,184
Accretion expense	372,018
Interest expense	187,241
Repayment	(1,473,420)
Conversion to common shares	(103,544)
Effect of foreign exchange	62,159
Balance, March 31, 2026	732,638

During the year ended March 31, 2026, the Company incurred interest expense of $187,241 (2025 - $293,675) and accretion expense of $372,018 (2025 - $509,871).

13. LEASE LIABILITIES

The Company has four active leases comprised of land and buildings used in cultivation, processing, warehousing, and dispensary of its products. All leases were classified as operating leases in accordance with ASC 842.

A summary of the Company's weighted average discount rate used in calculating lease liabilities and weighted average remaining lease term is as follows:

	March 31, 2026	March 31, 2025
Weighted average discount rate	10.00%	10.00%
Weighted average remaining lease term (years)	8.64	9.60

On June 11, 2024, the Company entered into a lease agreement for the new dispensary store in South Reno, Nevada. The lease commenced on July 1, 2024, and will expire on June 30, 2034. Monthly payments are required at the beginning of each calendar month, with the first payment of $14,300 made on the lease commencement date. The base rent will increase by 3% annually. The lease is classified as an operating lease with an implicit interest rate of 10%. Accordingly, the Company recognized a lease liability valued at $1,221,143.

For the year ended March 31, 2026, the Company incurred operating lease costs of $1,646,789 (2025 - $1,597,609). Of these amounts, during the year ended March 31, 2026, $812,368 were allocated to inventory (2025 - $812,368).

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (Expressed in U.S. dollars, except as noted)

13. LEASE LIABILITIES (continued)

A summary of the maturity of contractual undiscounted liabilities associated with the Company's operating leases as at March 31, 2026 is as follows:

Year ending March 31,	$
2027	1,582,287
2028	1,629,756
2029	1,678,649
2030	1,729,007
Thereafter	8,361,370
Total undiscounted lease liabilities	14,981,069
Effects of discounting	(5,209,945)
Total present value of minimum lease payments	9,771,124
Current portion of lease liability	634,817
Lease liabilities	9,136,307

14. SHARE CAPITAL

Share capital consists of fully paid common shares with no par value and fully paid subordinate voting shares that are convertible to common shares at a rate of 0.000001 per common share, subject to the discretion of the Board of Directors or at such time that the Company ceases to be a foreign private issuer. The Company is authorized to issue an unlimited number of common shares and subordinate voting shares. All shares are equally eligible to receive dividends and repayment of capital. Common shares represent one vote at the Company's shareholders' meetings while each subordinate voting share has the functional equivalent of 0.000001 of the voting power of a common share.

a) Commitment to issue shares

In connection with the acquisition of EFF on June 13, 2018, the Company issued a promissory note payable to deliver 1,977,500 shares to the vendors of EFF in the amount of $1,905,635, without interest, any time after October 15, 2018. As at March 31, 2026 and 2025 shares issued pursuant to this commitment total $1,184,407. As part of the settlement of legal proceedings with EFF (Note 20), the number of shares to be delivered was reduced by 237,300 shares. As at March 31, 2026, there were 555,793 shares remaining to be issued (March 31, 2025 - 793,093). On May 27, 2026, pursuant to the terms of the EFF Agreement (Note 20), the Company issued an aggregate of 555,793 common shares to certain Vendors (Note 23).

b) Repurchase and cancellation of shares

During the year ended March 31, 2026, the Company repurchased and cancelled 479,500 (2025 - 2,051,000) common shares under its Normal Course Issuer Bid (NCIB) program through open market transactions. Shares repurchased and cancelled during the year ended March 31, 2026 were acquired at an average price of $0.21 (CAD $0.30) per share, for a total cost of $103,034 (CAD $141,644). Shares repurchased and cancelled during the year ended March 31, 2025 were acquired at an average price of $0.13 (CAD $0.18) per share, for a total cost of $276,730 (CAD $363,181).

c) Warrants

A summary of the Company's warrant activity is as follows:

	Number of warrants	Weighted average exercise price
	#	C$
Balance, March 31, 2024	1,200,000	1.50
Issuance from private placement	4,000,000	0.55
Expired	(1,200,000)	1.50
Balance, March 31, 2026 and March 31, 2025	4,000,000	0.55

On May 6, 2024, the Company closed its debenture unit private placement (Note 12) and issued 4,000,000 warrants. Each warrant is exercisable for one common share at a price of C$0.55 per share for a period of 30 months from the issuance date. Proceeds of $966,028 were allocated to the warrants and recorded in reserves.

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (Expressed in U.S. dollars, except as noted)

14. SHARE CAPITAL (continued)

A summary of the Company's outstanding and exercisable warrants as at March 31, 2026 is as follows:

Expiry date	Exercise price	Number of warrants outstanding	Weighted average remaining life
	C$	#	Years
November 6, 2026	0.55	4,000,000	0.60

As at March 31, 2026 and March 31, 2025, outstanding and exercisable warrants had intrinsic values of $nil and $nil, respectively.

d) Stock options

The Company is authorized to grant options to executive officers and directors, employees, and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 10 years. Vesting is determined by the Board of Directors.

A summary of the Company's stock option activity is as follows:

	Number of options	Weighted average exercise price
	#	C$
Balance, March 31, 2024	1,100,000	0.84
Granted	5,425,000	0.53
Expired	(1,100,000)	-
Balance, March 31, 2025	5,425,000	0.53
Forfeited	(50,000)	0.53
Balance, March 31, 2026	5,375,000	0.53

On May 13, 2024, the Company granted 5,425,000 stock options to certain officers, directors, and employees. Each stock option entitles the holder to acquire one common share of the Company at an exercise price of C$0.53, expiring on May 13, 2027. Of the options granted, one-third vests immediately, with the remaining two-thirds vesting in equal parts every twelve months thereafter. The fair value of these options was $1,129,810 (C$1,544,676).

A summary of the Company's stock options outstanding and exercisable as at March 31, 2026, is as follows:

Expiry date	Exercise price	Number of options outstanding	Number of options exercisable	Weighted average remaining life
	C$	#	#	Years
May 13, 2027	0.53	5,375,000	3,583,333	1.12

As at March 31, 2026 and March 31, 2025, outstanding and exercisable stock options had intrinsic values of $nil and $nil, respectively.

During the year ended March 31, 2026, the Company recorded share-based compensation expense on vesting of stock options of $236,779 (2025 - $849,559) net of a recovery on options forfeited of $8,951 (2025 - $nil).

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (Expressed in U.S. dollars, except as noted)

14. SHARE CAPITAL (continued)

The Company used the following inputs in the Black-Scholes option pricing model to determine the fair value of options granted during the year ended March 31, 2025:

Stock price	C$0.53
Exercise price	C$0.53
Risk-free interest rate	4.37%
Expected life	2.00 years
Expected volatility	100.09%
Expected annual dividend yield	0.00%

For non-employee options, the expected term is the contractual life, while for employees and directors, it is the estimated period the options are expected to be outstanding, using the 'simplified' method for 'plain vanilla' employee options. Expected volatility is based on historical volatilities of similarly positioned public companies over a period equivalent to the expected life of the options. The risk-free interest rate is derived from the Treasury zero-coupon bond yields with a term matching the expected life of the options.

15. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

A summary of the Company's selling, general and administration expenses is as follows:

	Year ended March 31,
	2026	2025
	$	$
Accounting and legal	537,809	486,228
Depreciation and amortization	1,780,182	1,706,012
License fees, taxes, and insurance	1,689,725	1,522,962
Office facilities and administrative	429,504	447,826
Operating lease costs	834,421	785,241
Other expenses	483,319	329,852
Professional fees and consulting	521,287	727,510
Salaries and wages	4,496,314	4,138,075
Sales, marketing, and promotion	241,063	207,634
Share-based compensation	236,779	849,559
Shareholder communications	12,430	19,071
Travel and entertainment expense	64,000	57,314
	11,326,833	11,277,284

16. SEGMENTED INFORMATION

The Company defines its major geographic operating segments as Oregon and Nevada. Due to the ever-present jurisdictional cannabis compliance issues in the industry, each state operation is by nature operationally segmented.

The CODM is the Company's CEO, Sonny Newman. The CODM's review consists of revenue, cost of sales, and gross profit as the primary measures of segment performance. The CODM reviews key categories of operating expenses including general and administration expenses, sales, marketing, and promotion expenses, and operating lease costs. The Corporate segment does not conduct income generating activities and its results are reviewed for cost management. As the Company continues to expand via acquisition, the segmented information will expand based on management's agreed upon allocation of costs beyond gross margin.

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (Expressed in U.S. dollars, except as noted)

16. SEGMENTED INFORMATION (continued)

A summary of the Company's segmented operational activity and balances from continuing operations for the year ended March 31, 2026 is as follows:

	Nevada	Corporate	Total
	$	$	$
Total revenue	32,614,513	-	32,614,513
Gross profit	13,605,120	-	13,605,120
Operating expenses:
General and administration	(5,690,451)	(2,543,937)	(8,234,388)
Sales, marketing, and promotion	(241,063)	-	(241,063)
Operating lease cost	(834,421)	-	(834,421)
Depreciation and amortization	(1,683,893)	(96,289)	(1,780,182)
Share-based compensation	-	(236,779)	(236,779)
Interest expense and other income (loss)	33,591	(933,088)	(899,497)
Net income (loss) from continuing operations before income tax expense	5,188,883	(3,810,093)	1,378,790

Segmented information pertaining to discontinued operations (Oregon) is contained within Note 5.

A summary of the Company's segmented operational activity and balances from continuing operations for the year ended March 31, 2025 is as follows:

	Nevada	Corporate	Total
	$	$	$
Total revenue	30,117,880	-	30,117,880
Gross profit	12,558,940	-	12,558,940
Operating expenses:
General and administration	(5,164,126)	(2,564,712)	(7,728,838)
Sales, marketing, and promotion	(207,634)	-	(207,634)
Operating lease cost	(785,241)	-	(785,241)
Depreciation and amortization	(1,613,898)	(92,114)	(1,706,012)
Share-based compensation	-	(849,559)	(849,559)
Interest expense and others	(1,138)	(885,597)	(886,735)
Net income (loss) from continuing operations before income tax expense	4,786,903	(4,391,982)	394,921

Entity-wide disclosures

All revenue for the years ended March 31, 2026 and 2025 was earned in the United States. For the years ended March 31, 2026 and 2025, no customer represented more than 10% of the Company's net revenue. As at March 31, 2026 and March 31, 2025, no customer represented more than 10% of the Company's receivables.

17. COMMITMENTS

The Company and its subsidiaries are committed under lease agreements with third parties and related parties, for land, office space, and equipment in Nevada. A summary of the Company's future minimum payments as at March 31, 2026 is as follows:

Year ending March 31,	Third parties	Related parties	Total
	$	$	$
2027	769,381	812,906	1,582,287
2028	792,462	837,293	1,629,755
2029	816,236	862,412	1,678,648
2030	840,723	888,285	1,729,008
Thereafter	5,781,487	2,579,884	8,361,371
	9,000,289	5,980,780	14,981,069

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (Expressed in U.S. dollars, except as noted)

18. RELATED PARTY TRANSACTIONS

A summary of the Company's related balances included in accounts payable and accrued liabilities, and lease liabilities is as follows:

	March 31, 2026	March 31, 2025
	$	$
Lease liabilities due to a company controlled by the Chief Executive Officer ("CEO")	4,288,924	4,630,273
Due to the Chief Financial Officer ("CFO")	400	557
	4,289,324	4,630,830

Due to the CFO consists of reimbursable expenses incurred in the normal course of business.

A summary of the Company's transactions with related parties including key management personnel is as follows:

	Year ended March 31,
	2026	2025
	$	$
Consulting fees paid to a director	60,000	60,000
Amounts paid to CEO or companies controlled by CEO for leases	791,188	768,143
Amounts paid to CEO or companies controlled by CEO for remuneration	200,000	200,000
Salary paid to directors and officers	511,135	489,042
Share-based compensation	154,845	513,735
	1,717,168	2,030,920

19. EARNINGS PER SHARE

A summary of the Company's calculation of basic and diluted earnings per share is as follows:

	Year ended March 31,
	2026	2025
	$	$
Net loss from continuing operations after income taxes	(3,235,638)	(3,756,729)
Net loss from discontinued operations after income taxes	(8,080)	(212,813)
Net loss	(3,243,718)	(3,969,542)

Weighted average number of common shares outstanding	117,910,795	119,794,951
Dilutive effect of commitment to issue shares	555,793	793,093
Diluted weighted average number of common shares outstanding	118,466,588	120,588,044

Basic and diluted loss per share, continuing operations	(0.03)	(0.03)

Basic and diluted loss per share, discontinued operations	(0.00)	(0.00)

Basic and diluted loss per share	(0.03)	(0.03)

The computation of diluted earnings per share excludes the effect of the potential exercise of warrants and stock options when the average market price of the common stock is lower than the exercise price of the respective warrant or stock option and when inclusion of these amounts would be anti-dilutive. For the years ended March 31, 2026 and 2025, the number of warrants excluded from the computation was 4,000,000 and 4,000,000, respectively. For the years ended March 31, 2026 and 2025, the number of outstanding stock options excluded from the computation was 5,375,000 (exercisable - 3,583,333) and 5,425,000 (exercisable - 1,808,333), respectively.

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (Expressed in U.S. dollars, except as noted)

20. SETTLEMENT OF LEGAL PROCEEDINGS

On September 4, 2025, the Company entered into a settlement agreement (the "EFF Settlement Agreement") with respect to certain actions filed in the Oregon State Circuit Court for Clackamas County and the Oregon Court of Appeals by two owners (each, a "Vendor") of Proudest Monkey Holdings, LLC ("Proudest Monkey"), an entity that was previously the sole owner of EFF (the "Oregon Actions") and an action filed in the Supreme Court of British Columbia by Proudest Monkey and one of its owners (the "BC Action", and together with the Oregon Actions, the "Litigation"). The Company acquired all the membership units of EFF from Proudest Monkey pursuant to a purchase and sale agreement dated January 19, 2018 (the "EFF Agreement").

Pursuant to the Oregon Actions, two Vendors made claims related to contract, employment and statutory damages against the Company, its wholly-owned subsidiaries 320204 US Holdings Corp, EFF, Swell Companies Limited, and Phantom Brands LLC,

and three directors, two officers, and one former employee of the Company. The Company alleged breach and default under the EFF Agreement in connection with certain conduct by the Vendors which occurred prior to and after the completion of the acquisition of EFF. As a result, the Company withheld issuing certain equity consideration payable to the Vendors pursuant to the terms of the EFF Agreement, as a result of which Proudest Monkey and one of the Vendors launched the BC Action, to which the Company filed counterclaims.

In addition to such other terms and conditions as agreed to among the parties, pursuant to the EFF Settlement Agreement, the parties to the Litigation agreed to (a) fully and finally settle all claims between them, have each action dismissed with respect to all remaining claims on a with prejudice basis and to mutually release each other from all claims asserted in the BC Action and Oregon Actions, (b) the Company agreed to pay to the plaintiffs under the Litigation (the "Plaintiffs") the total cash sum of $2,400,000 (the "Settlement Amount") as follows: (i) $500,000 payable on or before September 12, 2025 (the "Initial Payment Date"); (ii) $100,000 per month payable over a period of 19 months commencing one month after the Initial Payment Date, and (c) pursuant to the terms of the EFF Agreement, the Company agreed to issue to certain of the Vendors an aggregate of 555,793 (reduced from 793,093) common shares of the Company (the "Share Consideration").

The Settlement resulted in the cash liability in respect of the payment of the Settlement Amount being offset by the extinguishment of convertible promissory notes (which had an outstanding balance of $1,156,259 as of March 31, 2025) and the accounts payable Litigation related accrual of $612,500. The recognition of the $2,400,000 settlement liability, extinguishment of liabilities totaling $1,768,759, and reduction of the commitment to issue shares possessing a value of $188,698 (C$260,950) resulted in a loss on settlement of legal proceedings of $442,543.

During the year ended March 31, 2026, the Company made payments toward the Settlement Amount totaling $1,100,000 and as at March 31, 2026, the settlement liability was $1,300,000 (March 31, 2025 - $nil). On May 27, 2026, the Company issued the shares associated with the Share Consideration (Note 23).

21. INCOME TAXES

The Company is a Canadian resident company, as defined in the Income Tax Act (Canada) (the "ITA"), for Canadian income tax purposes. However, it has subsidiaries that are treated as United States corporations for US federal income tax purposes per the Internal Revenue Code (US) ("IRC") and are thereby subject to federal income tax on their worldwide income. As a result, the Company is subject to taxation both in Canada and the United States.

A summary of the Company's domestic and foreign components of income (loss) before income taxes for continuing operations were as follows:

	Year ended March 31,
	2026	2025
	$	$
Canadian	(2,371,971)	(2,758,921)
United States	3,750,761	3,153,842
Income before income taxes	1,378,790	394,921

Section 280E of the Internal Revenue Code ("IRC") prohibits taxpayers engaged in the trafficking of Schedule I or Schedule II controlled substances from deducting ordinary and necessary business expenses (excluding cost of goods sold) from gross income. While Section 280E was originally enacted to address criminal market participants, its application has been extended by the Internal Revenue Service ("IRS") to include state-legal cannabis businesses, as cannabis remains classified as a Schedule I controlled substance under federal law. As a result, cannabis businesses operating in states that conform to the IRC are similarly disallowed from deducting ordinary business expenses for state tax purposes.

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (Expressed in U.S. dollars, except as noted)

21. INCOME TAXES (continued)

Management asserts, based on a legal opinion, that Section 280E should not apply to the Company's operations. This constitutes an uncertain tax position. In accordance with ASC 740, this position does not meet the "more likely than not" recognition threshold, but management believes it is supported by a reasonable basis standard.

The differences between income taxes expected at the statutory income tax rates and the reported income tax (benefit) expense for continuing operations as presented under ASU 2023-09 are summarized below:

	Amount	Percentage
	$	%
Canada Income tax expense (recovery) at statutory rate	372,273	27.00
Non-deductible expenditures and non-taxable revenues - USA	-	0.00
IRC section 280E disallowance	63,930	4.64

Foreign - USA
Change in foreign exchange rates, and others	(61,077)	(4.43)
Non-deductible expenditures and non-taxable revenues	2,668	0.19
Uncertain tax position, inclusive of interest and penalties	2,230,679	161.79
Change in valuation allowance	(271,712)	(19.71)
Payable adjustment to provision	1,727,458	125.29
State tax(1)	(150)	(0.01)
Change in valuation allowance	302,212	21.92
Deferred adjustment to provision versus statutory tax returns	248,147	18.00
Total income tax expense for continuing operations	4,614,428	334.67

(1) The Company has state footprints in Oregon and Nevada.

A summary of the Company's reconciliation of the statutory income tax rate percentage to the effective tax is as follows prior to the adoption of ASU 2023-09 is as follows:

	Year ended March 31,
	2026	2025
	$	$
Net income from continuing operations before income tax expense	1,378,790	394,921
Statutory rate	27%	27%

Income tax expense (recovery) at statutory rate	147,228	(82,602)
IRC section 280E disallowance	66,598	230,890
Foreign tax rate differential	(150)	606
Change in foreign exchange rates and other	26,143	145,186
Uncertain tax position, inclusive of interest and penalties	2,230,679	3,630,467
Change in valuation allowance	30,500	413,213
Payable adjustment to provision versus statutory tax returns	1,727,458	(146,592)
Deferred adjustment to provision versus statutory tax returns	385,972	(39,518)
Total income tax expense for continuing operations	4,614,428	4,151,650

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (Expressed in U.S. dollars, except as noted)

21. INCOME TAXES (continued)

A summary of the Company's components of the income tax expense for continuing operations is as follows:

	Year ended March 31,
	2026	2025
	$	$
Current
Canadian	-	-
US Federal and State	4,893,573	4,054,018
Total current income tax expense	4,893,573	4,054,018

Deferred
Canadian	-	-
US Federal and State	(279,145)	97,632
Total deferred income tax expense (recovery)	(279,145)	97,632

Total income tax expense for continuing operations	4,614,428	4,151,650

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities were as follows:

	Year ended March 31,
	2026	2025
	$	$
Deferred tax assets
Share issuance costs and financing fees	8,560	-
Allowable capital losses	83,738	127,977
Non-capital losses	5,978,900	5,623,310
Intangible assets	76,383	83,871
Goodwill	-	749
Lease liabilities	900,674	831,988
Derivative liability	-	7,513
Property and equipment	2,675	2,688
ARO and other	-	3
Total deferred tax assets	7,050,930	6,678,099
Valuation allowance	(6,142,009)	(5,839,472)
Total net deferred tax assets	908,921	838,627

Deferred tax liabilities
Right-of-use assets	(796,242)	(873,444)
Total deferred tax liabilities	(796,242)	(873,444)
Net deferred tax asset (liability)	112,679	(34,817)

There are no deferred tax assets and liabilities included in the carrying amount of the disposal group classified as held for sale as of March 31, 2026. Amounts classified as part of the disposal group have been reclassified to continuing operations under ASC 360-10-20.

As the Company operates in the cannabis industry, the Company is subject to the limits of Internal Revenue Code ("IRC") Section 280E for US federal income tax purposes as well as state income tax purposes. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to costs of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. However, based on a legal opinion, management has concluded that Section 280E should not apply to the Company's operations. This represents an uncertain tax position that, while supported by a reasonable basis, does not meet the "more likely than not" threshold for recognition under ASC 740.

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (Expressed in U.S. dollars, except as noted)

21. INCOME TAXES (continued)

Management regularly assesses the ability to realize deferred tax assets recorded based upon the weight of available evidence, including such factors as recent earnings history and expected future taxable income on a jurisdiction-by-jurisdiction basis. In the event that the Company changes its determination as to the amount of realizable deferred tax assets, the Company will adjust its valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made. The Company's management believes that, based on a number of factors, it is more likely than not, that all or some portion of the deferred tax assets will not be realized; and accordingly, for the fiscal year ended March 31, 2025, the Company has provided a valuation allowance against the Company's Canadian net deferred tax assets. The net change in the valuation allowance for the year ended March 31, 2026 was an increase of $302,537.

As of March 31, 2026, the Company had net operating loss ("NOL") carryforwards for Canada and U.S. state income tax purposes of approximately $21,517,204 and $2,227,032, respectively. Canada NOLs will begin to expire in 2026 and state NOLs will begin to expire in 2034.

As of March 31, 2026, the Company had Canadian capital losses of approximately $277,732 with no expiry date.

The Internal Revenue Code of 1986, as amended, imposes restrictions on the utilization of net operating losses in the event of an "ownership change" of a corporation. Accordingly, a company's ability to use net operating losses may be limited as prescribed under Internal Revenue Code Section 382 ("IRC Section 382"). Events which may cause limitations in the amount of the net operating losses that the Company may use in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Utilization of the federal and state net operating losses may be subject to substantial annual limitation due to the ownership change limitations provided by the IRC Section 382 and similar state provisions. The Company may, in the future, experience one or more additional Section 382 "ownership changes." If so, the Company may not be able to utilize some of its carryforwards or other tax attributes, even if the Company achieves profitability in the jurisdiction of the carryforwards or other tax attributes. The Company has not completed a study to assess whether a change of ownership has occurred, or whether there have been multiple ownership changes since its formation, due to the significant cost and complexity associated with such a study. Any limitation may result in expiration of a portion of the NOL carryforwards before utilization. Further, until a study is completed by the Company and any limitation is known, no amounts are being presented as an uncertain tax position.

The uncertain tax position arises from management's position that Section 280E does not apply to the Company. As a result, the Company has claimed deductions-including those for selling, general and administrative expenses-that would otherwise be disallowed under Section 280E.

As of March 31, 2026, the total amount of gross unrecognized tax benefits was $15,139,346, which includes interest and penalties. As of March 31, 2025, $11,608,606 of the total unrecognized tax benefits, if recognized, would have an impact on the Company's effective tax rate.

The Company estimates that approximately $3,698,302 of unrecognized tax benefits, including penalties and interest, may be recognized in the next 12 months.

During the year ended March 31, 2026, the Company recorded interest of $524,262 and penalties of $667,245 on uncertain tax liabilities within the consolidated statements of operations and comprehensive loss. The Company files income tax returns in Canada, the U.S. federal jurisdiction and Oregon. The Company's tax years for the fiscal year ended January 31, 2022 and forward are subject to examination by the U.S. tax authorities. The Company's tax years for January 31, 2022 and forward are subject to examination for state purposes. The tax return for the 2021 fiscal year is also subject to examination by tax authorities in Canada.

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (Expressed in U.S. dollars, except as noted)

21. INCOME TAXES (continued)

The aggregate change in the balance of gross unrecognized tax (benefits) liabilities, excluding penalties and interest, is as follows:

	March 31, 2026	March 31, 2025
	$	$
Beginning balance	10,170,044	(94,883)
Increase due to tax positions taken during current year	2,192,714	2,482,136
Decrease in balance as a result of lapse of the applicable statute of limitations	-	-
Increase in balance due to tax positions taken during prior years	71,158	7,687,908
Decrease in balance due to tax positions taken during prior years	75,360	94,883
Ending balance	12,509,276	10,170,044

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted, introducing changes to various provisions of the Internal Revenue Code, including the treatment of research and experimentation expenditures under Section 174. The Company evaluated the impact of the OBBBA in accordance with ASC 740, including applicable effective dates. Based on this assessment, management determined the impact of the OBBBA is not material to the Company's consolidated financial statements, and no material adjustments were recorded.

The following table presents a summary of income taxes paid in cash during the years ended March 31, 2026 and March 31, 2025:

	March 31, 2026	March 31, 2025
	$	$
Federal	2,500,000	1,500,000
Oregon	-	-
Canada	-	-
Total	2,500,000	1,500,000

22. FINANCIAL INSTRUMENTS

A summary of the Company's financial instruments classified as fair value through profit or loss and their classification in the fair value hierarchy is as follows:

Fair value measurements at March 31, 2026 using:	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial liabilities:
Earn out shares	-	-	-	-

Fair value measurements at March 31, 2025 using:	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial liabilities:
Earn out shares	-	-	27,824	27,824

The fair value of the derivative liability associated with the earn out shares was derived using a Monte Carlo simulation using non-observable inputs and therefore represents a Level 3 measurement.

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (Expressed in U.S. dollars, except as noted)

23. SUBSEQUENT EVENTS

On April 1, 2026, the Company granted 1,250,000 restricted share units ("RSUs") to officers and employees. One-third of the RSUs will vest on May 1, 2026, provided the holder remains actively employed or engaged with the Company on that date. The remaining two-thirds will vest in equal installments on April 1, 2027 and April 1, 2028, subject to the holder's continued active employment or engagement with the Company.

On April 1, 2026, the Company granted 1,275,000 deferred share units ("DSUs") to officers and directors of the Company. Of the DSU's granted, 50% vested and became exercisable on the grant date, the other 50% will vest and become exercisable on April 1, 2027. Common shares are issued upon departure of individuals according to the number of DSUs vested as of the departure date.

On May 1, 2026, one-third of the RSUs granted on April 1, 2026 vested, resulting in the issuance of 287,134 common shares. 129,533 common shares were withheld to satisfy employment tax obligations.

On May 27, 2026, pursuant to the terms of the EFF Agreement (Note 20), the Company issued an aggregate of 555,793 common shares to certain Vendors.